UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Koss Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

500692108
(CUSIP Number)

David D. Smith
Koss Corporation
4129 North Port Washington Avenue
Milwaukee, WI  53212
(414) 964-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 25, 2021
 (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 500692108
1.	Names of Reporting Persons Michael J. Koss
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF and OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 618,455(1)
	8.	Shared Voting Power 3,494,955(2)
	9.	Sole Dispositive Power 618,455(1)
	10.	Shared Dispositive Power 3,494,955(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,113,410(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.0% (3)
14.	Type of Reporting Person (See Instructions) IN

(1) Consists of (i) 377,794 shares held directly; (ii) 661 shares held in an individual retirement account; and (iii) and 240,000 shares that Mr. Koss has the right to acquire within 60 days of the date of this Schedule 13D/A upon the exercise of vested stock options.

(2) Consists of (i) 1,000,885 shares held by the Koss Family Trust, of which Mr. Koss is co-trustee; (ii) 983,800 shares held by K.F.T. Corporation, over which Mr. Koss has shared voting and dispositive power as power of attorney; (iii) 707,949 shares by The Nancy L. Koss 2012 Trust, Dated 12/20/12, of which Mr. Koss is co-trustee; (iv) 396,452 shares held in joint tenancy with Julie M. Koss, the spouse of Mr. Koss; (v) 217,068 shares held by the Koss Foundation, of which Mr. Koss is the President; (vi) 15,000 and 12,000 shares held, respectively, by two separate trusts established for the benefit of Mr. Koss’s children, of which Mr. Koss is co-trustee; (vii) 157,801 shares allocated to Mr. Koss through the Koss Corporation Employee Stock Ownership Plan (the “ESOP”); and (viii) 4,000 shares held by Mr. Koss’s father over which Mr. Koss has shared voting and dispositive power as power of attorney.

(3) Based on 9,111,706 shares of common stock outstanding as of September 2, 2021 and the 240,000 shares that Mr. Koss has the right to acquire within 60 days of the date of this Schedule 13D/A upon the exercise of vested stock options.

CUSIP No. 500692108
1.	Names of Reporting Persons Koss Family Trust, Dated 9/11/12
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wisconsin
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,000,885
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,000,885
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,885
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.0%(1)
14.	Type of Reporting Person (See Instructions) OO

(1) Based on 9,111,706 shares of common stock outstanding as of September 2, 2021.

CUSIP No. 500692108
1.	Names of Reporting Persons K.F.T. Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wisconsin
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 983,800
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 983,800
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 983,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%(1)
14.	Type of Reporting Person (See Instructions) CO

(1) Based on 9,111,706 shares of common stock outstanding as of September 2, 2021.

CUSIP No. 500692108
1.	Names of Reporting Persons Nancy L. Koss 2012 Trust, Dated 12/20/12
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wisconsin
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 707,949
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 707,949
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 707,949
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.8%(1)
14.	Type of Reporting Person (See Instructions) OO

(1) Based on 9,111,706 shares of common stock outstanding as of September 2, 2021.

Item 1.	Security and Issuer
This Statement on Schedule 13D relates to the shares of common stock, $0.005 par value (the “Common Shares”), issued by Koss Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4129 North Port Washington Avenue, Milwaukee, Wisconsin, 53212.

Item 2.	Identity and Background
(a)  This Statement is being filed jointly by Michael J. Koss (“Mr. Koss”), the Koss Family Trust Dated 9/11/12 (the “Family Trust”), K.F.T. Corporation, a Wisconsin corporation (“KFT”), and the Nancy L. Koss 2012 Trust, Dated 12/20/12 (the “2012 Trust”). Mr. Koss, the Family Trust, KFT and the 2012 Trust are referred to collectively as the “Reporting Persons”.

(b)  The principal business address of each of Mr. Koss, the Family Trust and KFT is 4129 North Port Washington Avenue, Milwaukee, Wisconsin 53212. The principal business address of the 2012 Trust is 1492 W. Calumet Court, Milwaukee, Wisconsin 53217.

(c)  The principal business occupation of Mr. Koss is President and Chief Executive Officer of the Issuer. The principal business of each of the Family Trust and the 2012 Trust is holding, managing and distributing the property of such trust and the proceeds therefrom.  The principal business of KFT is investment.

(d)-(e)  During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. Koss is a citizen of the United States of America.  Each of the Family Trust and the 2012 Trust is organized under the laws of the State of Wisconsin. KFT is a corporation incorporated under the laws of the State of Wisconsin.

Item 3.	Source and Amount of Funds or Other Consideration
The 396,452 Common Shares held by Mr. Koss and Mrs. Koss as joint tenants, the 377,794 Common Shares directly held by Mr. Koss and the 661 held through Mr. Koss’s individual retirement account were acquired in gradual increments, from the 1970s to present, through (i) a series of purchases made with Mr. Koss’s personal funds, (ii) the exercise of stock options granted to Mr. Koss in gradual increments by the Issuer in consideration for his employment services to the Issuer, and (iii) gifts from his father, John C. Koss.

The 217,068 Common Shares held by the Koss Foundation were acquired in gradual increments pursuant to gifts, from November 15, 1994 to November 5, 2001. The Koss Foundation paid no consideration for these shares.

The 27,000 Common Shares held in separate trusts for the benefit of Mr. Koss’s adult children were acquired through small incremental gifts to the trusts, from 1981 to 2001.  The trusts paid no consideration for these shares.

The 157,801 Common Shares allocated to Mr. Koss’s individual ESOP account were allocated in gradual increments, from January 1, 1978 to present, in consideration for Mr. Koss’s employment services to the Issuer.

John C. Koss, the Reporting Person’s father, contributed Common Shares to capitalize KFT from time to time until 2006, as a result of which KFT accumulated 983,800 Common Shares.

On November 5, 2012, the Family Trust acquired 1,000,885 Common Shares pursuant to a gift; the Family Trust paid no consideration for these shares.

On December 21, 2012, the 2012 Trust acquired 757,949 Common Shares pursuant to a gift; the trust paid no consideration for these shares.

Item 4.	Purpose of Transaction
All of the Common Shares beneficially owned by the Reporting Persons were acquired for investment purposes.  As of the date of this statement, the Reporting Persons do not have any plans or proposals that would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein.

Item 5.	Interest in Securities of the Issuer
(a)  Mr. Koss beneficially owns 4,113,410 Common Shares, including 240,000 Common Shares issuable upon the exercise of stock options that are currently exercisable or become exercisable within 60 days of this statement, representing approximately 44.0% of Common Shares. The Family Trust beneficially owns 1,000,885 Common Shares, representing approximately 11.0% of issued and outstanding Common Shares. KFT beneficially owns 983,800 Common Shares, representing approximately 10.8% of issued and outstanding Common Shares. The 2012 Trust beneficially owns 707,949 Common Shares, representing approximately 7.8% of issued and outstanding Common Shares. The percentages are computed based on 9,111,706 Common Shares outstanding as of August 31, 2021.

(b)  Mr. Koss has sole voting and dispositive power with respect to 618,455 Common Shares, including 240,000 issuable upon the exercise of stock options that are currently exercisable or become exercisable within 60 days of this statement.

The Family Trust, Mr. Koss (as co-trustee of the Family Trust) and John C. Koss Jr. (as co-trustee of the Family Trust) may be deemed to have shared voting and dispositive power with respect to the 1,000,885 Common Shares held by the Family Trust. John C. Koss Jr. is a citizen of the United States of America.  The principal business address of John C. Koss Jr. is 4129 North Port Washington Avenue, Milwaukee, Wisconsin, 53212, and his principal occupation is Vice President of Sales at Koss Corporation.

KFT, and Mr. Koss and John C. Koss Jr. (who together hold power of attorney for their father, the sole stockholder of the voting stock of KFT) may be deemed to have shared voting and dispositive power with respect to the 983,800 Common Shares held by KFT.

Mr. Koss, Principal Financial Group (“PFG”) (as trustee of the ESOP) and the ESOP may be deemed to have shared voting and dispositive power with respect to the 157,801 Common Shares held by the ESOP that are allocated to Mr. Koss’ account thereunder. PFG is a corporation incorporated under the laws of the State of Delaware. Its common stock is publicly traded on the New York Stock Exchange under the ticker symbol PFG. PFG is a holding company. The address of its principal business and principal office is 711 High Street, Des Moines, IA 50392.

The 2012 Trust, Mr. Koss (as co-trustee of the 2012 Trust) and John C. Koss Jr. (as co-trustee of the 2012 Trust) may be deemed to share voting and dispositive power with respect to the 707,949 Common Shares held by the 2012 Trust.

As co-trustees of each of the Sarah Evelyn Koss 1987 Trust and the Charles John Koss II 1989 Trust, established for the benefit of his children (the “Two Trusts”), Mr. Koss and Mrs. Julie Koss may be deemed to share voting and dispositive power with respect to the 15,000 and 12,000 Common Shares, respectively, held by the Two Trusts.  The Two Trusts are organized under the laws of Wisconsin. Mrs. Koss is a citizen of the United States of America. Her principal business address is 2800 W. Bradley Road, River Hills, Wisconsin 53217 and her principal occupation is household manager. The principal business address of each of the Two Trusts is 2800 W. Bradley Road, River Hills, Wisconsin 53217; and the principal business of the Two Trusts is holding, managing and distributing the respective property of the trusts and the proceeds therefrom.

As President of the Koss Foundation, Mr. Koss may be deemed to share voting and dispositive power with respect to the 217,068 Common Shares held by the Koss Foundation.  The Koss Foundation is organized under the laws of Wisconsin.  Its principal business address is 4129 N. Port Washington Road, Milwaukee, Wisconsin 53212-1029.  Its principal business is holding, managing and distributing the property of the foundation for charitable purposes.

During the last five years, neither John C. Koss Jr. nor Julie Koss has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) On August 24, 2021, the Reporting Person exercised stock options to acquire an aggregate of 16,500 Common Shares at an exercise price of $1.95 per share and sold an aggregate of 16,500 Common Shares in open market broker transactions at a weighted average exercise price of $19.74 per share. On August 26, 2021, the Reporting Person exercised stock options to acquire an aggregate of 8,500 Common Shares at an exercise price of $1.95 per share and sold an aggregate of 8,500 Common Shares in open market broker transactions at a weighted average exercise price of $18.33 per share. On August 27, 2021, the Reporting Person exercised stock options to acquire an aggregate of 4,600 Common Shares at an exercise price of $1.95 per share and sold an aggregate of 4,600 Common Shares in open market broker transactions at a weighted average exercise price of $18.06 per share. On August 30, 2021, the Reporting Person exercised stock options to acquire an aggregate of 5,400 Common Shares at an exercise price of $1.95 per share and sold an aggregate of 5,400 Common Shares in open market broker transactions at a weighted average exercise price of $18.28 per share. On August 31, 2021, the Reporting Person exercised stock options to acquire an aggregate of 9,220 Common Shares at an exercise price of $1.95 per share and sold an aggregate of 9,220 Common Shares in open market broker transactions at a weighted average exercise price of $18.51 per share. On September 1, 2021, the Reporting Person exercised stock options to acquire an aggregate of 780 Common Shares at an exercise price of $1.95 per share and sold an aggregate of 780 Common Shares in open market broker transactions at a price of $18.75 per share.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Mr. Koss holds the following stock options, exercisable for an aggregate of 480,000 shares of common stock of the Issuer:  (1) options to purchase an aggregate of 160,000 Common Shares at an exercise price of $2.92 per share, granted in July 2018; (2) options to purchase an aggregate of 160,000 Common Shares at an exercise price of $2.17 per share, granted in July 2019 and (3) options to purchase an aggregate of 160,000 Common Shares at an exercise price of $1.90 per share, granted in July 2020.  These options were granted by the Issuer in consideration for the employment services of Mr. Koss.  Each option grant vests in four equal annual installments, with the first 25% vesting one year after the date of the grant. The options expire five years from the respective dates of grant.

Item 7.	Material to Be Filed as Exhibits
Exhibit 99.1 Joint Filing Agreement

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 8, 2021

MICHAEL J. KOSS

By:	/s/ Michael J. Koss
Michael J. Koss

KOSS FAMILY TRUST, DATED 9/11/12

By:	/s/ Michael J. Koss
Michael J. Koss, Trustee

By:	/s/ John C. Koss Jr.
John C. Koss Jr., Trustee

K.F.T. CORPORATION

By:	/s/ Michael J. Koss
Michael J. Koss, President

NANCY L. KOSS 2012 TRUST, DATED 12/20/12

By:	/s/ Michael J. Koss
Michael J. Koss, Trustee

By:	/s/ John C. Koss Jr.
John C. Koss Jr., Trustee